Exhibit 99.2

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Press release

Rio Tinto seals comprehensive land use agreements with Traditional Owners across the Pilbara region

3 June 2011

Rio Tinto has sealed land use partnerships with five indigenous groups across the Pilbara region of Western Australia, securing the current and future operations of Rio Tinto’s iron ore business while ensuring the full engagement and participation of the region’s traditional owners.

Rio Tinto is also in advanced negotiations with the four remaining indigenous groups upon whose land the mining or infrastructure operations are situated. Those agreements are expected to be concluded before the end of this year.

Sam Walsh, Rio Tinto Chief executive, Iron ore and Australia, said the agreements were a historic acknowledgement of mutual recognition and respect between Rio Tinto and the Traditional Owners. They build on previous agreements established for the Mt Tom Price and Yandicoogina operations and our agreement with the Eastern Guruma people in 2001.

“For Rio Tinto these participation agreements secure platforms of stability and business certainty for decades into the future. For Aboriginal people they help to create a future where culture and law is sustained and celebrated, where their children and grandchildren’s children will enjoy a far greater opportunity for health and education and, as a result, jobs and wealth creation.

“The agreements provide Rio Tinto with consent for all new developments on the Traditional Owners’ land, including support for the expansions we have outlined. Importantly, we now have full support for our major port expansions at Cape Lambert and Wickham.

“The agreements, negotiated over several years, will be implemented through a series of committees and corporations. They apply seven regional standards that are unique and measurable, marking a new approach to the way Aboriginal groups and resources companies can work together.”

Participation agreements providing for the long-term access and land use of the area have been reached with the Ngarluma, Kuruma Marthundunera, Puutu Kunti Kurrama and Pinikura, Nyiyaparli and Ngarlawangga groups, covering an estimated 71,000 square kilometres in total.

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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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The regional standards are a mutual contract covering:

•	Employment and Training

•	Business Development and Contracting

•	Cultural Heritage Management

•	Land Access

•	Environmental Management

•	Cultural Awareness Training

•	Life of Mine Planning

In addition to the benefits arising from delivery against these regional standards, augmented by a large amount of in-kind support, the participation agreements will deliver substantial financial assistance for Aboriginal communities in the Pilbara, with robust governance structures in place to ensure inter-generational benefit.

These agreements provide economic benefits calculated in a similar way to royalty arrangements, directly linked to the value of the ore shipped. That revenue is paid into trust structures managed by the Traditional Owners together with expert independent trustees.

The benefits will be directed to community development and growth – health, education, and alleviation of poverty, vocational training and Aboriginal business development in perpetuity for present and future generations.

Rio Tinto is the largest private sector employer of indigenous people in Australia with more than 1,600 Aboriginal employees, representing about eight per cent of its Australian workforce.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…/

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For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

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Gervase Greene
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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Tony Shaffer	David Ovington
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
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